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                            July 14, 2022

       Collin James Deller
       Chief Executive Officer
       ClearSign Technologies Corp
       8023 East 63rd Place, Suite 101
       Tulsa, OK 74133

                                                        Re: ClearSign
Technologies Corp
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265967

       Dear Dr. Deller:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       Our Business
       About ClearSign Technologies Corporation, page 3

   1. We note disclosure on page 3 stating your boiler burner technology is currently undergoing
commercialization in China. Please revise, where appropriate, to quantify the extent of your
operations in China. As an example only, disclose the portion of your revenues derived from
China. To the extent such operations are material to your business, please review the
Division of Corporation Finance's December 20, 2021 guidance
                                                        "Sample Letter to
China-Based Companies    available at:

https://www.sec.gov/corpfin/sample-letter-chinabased-companies and update your disclosure to further
highlight the legal and operational risks associated with having a material portion of
your operations in China.
 Collin James Deller
ClearSign Technologies Corp
July 14, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Christine Westbrook at 202-551-5019
with any questions.



                                                           Sincerely,
FirstName LastNameCollin James Deller
                                                           Division of
Corporation Finance
Comapany NameClearSign Technologies Corp
                                                           Office of Life
Sciences
July 14, 2022 Page 2
cc:       Blake Baron, Esq.
FirstName LastName